October 20, 2009

United States Securities and Exchange Commission Washington, D.C. 20548
Re:	Registration Statement of Wolverine Tube, Inc., on Form S-1, as amended, Registration No. 333-141815

Ladies and Gentlemen:

Wolverine Tube, Inc., the registrant, hereby applies under SEC Rule 477 to withdraw from registration the above-referenced registration statement.  The registrant has determined not to proceed with the offer of any securities made the subject of such registration statement and requests withdrawal.  No securities have been sold in connection with the proposed offering to which the registration statement relates.

Please let me know if you have any questions.

Sincerely,

David A. Owen
Senior Vice President, Chief Financial Officer
and Secretary

DAO:kgc